SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SharpSpring, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

820054104

(CUSIP Number)

Corona Park Investment Partners, LLC

228 Park Avenue South, Suite 90959

New York, New York 10003

Attention: Daniel Allen

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	Name of Reporting Persons SHSP Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO (LLC)

1	Name of Reporting Persons Evercel, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person CO

1	Name of Reporting Persons Corona Park Investment Partners, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO (LLC)

1	Name of Reporting Persons Daniel Allen

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person IN

1	Name of Reporting Persons North Peak Capital Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

1	Name of Reporting Persons North Peak Capital Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

1	Name of Reporting Persons North Peak Capital Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person CO

This Amendment No. 2 to Schedule 13D (the “Amendment”) supplements and amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2018 and Amendment No. 1 to the Schedule 13D filed with the SEC on May 14, 2019, with respect to the common stock, par value $0.001 per share (the “Common Stock”) of SharpSpring, Inc. (the “Company”).

Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Schedule 13D filed on April 9, 2018.

Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

Item 1.   Security and Issuer

Item 2.   Identity and Background

Item 3.   Source and Amount of Funds or Other Consideration

Item 4.   Purpose of Transaction

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by inserting the following:

Pursuant to an underwriting agreement dated June 13, 2019 (the “Underwriting Agreement”) by and among Daniel C. Allen, North Peak Capital Partners, L.P., North Peak Capital Partners II, L.P., SHSP Holdings, LLC, Evercel Holdings, LLC, the Company, Canaccord Genuity LLC, and Roth Capital Partners, LLC, as discussed in the Company’s prospectus supplement dated June 13, 2019 (the “Prospectus Supplement”), supplementing the Company’s registration statement on Form S-3 (File No. 333-231758) filed with the Securities and Exchange Commission on May 24, 2019, Daniel C. Allen, Evercel Holdings, LLC, SHSP Holdings, LLC, North Peak Capital Partners, L.P., and North Peak Capital Partners II, L.P. sold 2,515 shares,  519,304 shares, 1,241,635  shares, 114,641 shares, and 176,853 shares respectively, of the Company’s common stock on June 17, 2019.  Following the sale of the shares pursuant to the Underwriting Agreement, the Reporting Persons no longer own any shares of common stock of the Company.

(a) Numbers 7 through 11 and 13 (including the footnotes related thereto) of each of the cover pages of this Amendment are incorporated herein by reference.

(b) Numbers 7 through 11 and 13 (including the footnotes related thereto) of each of the cover pages of this Amendment are incorporated herein by reference.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by inserting the following:

On June 13, 2019, Daniel C. Allen, North Peak Capital Partners, L.P., North Peak Capital Partners II, L.P., SHSP Holdings, LLC, and Evercel Holdings, LLC entered into an Underwriting Agreement with the Company, Canaccord Genuity LLC, and Roth Capital Partners, LLC, whereby they agreed to sell an aggregate of 2,054,948 shares of Common Stock to Canaccord Genuity LLC and Roth Capital Partners, LLC at a price of $12.2525 per share which reflects the public offering price of $13.00 per share less an underwriting discount of $0.7475 per share.  Closing of the sale occurred on June 17, 2019.  See the Underwriting Agreement, which is incorporated herein by reference, as provided in Item 7 herein.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by inserting the following:

Exhibit	Description

99.3

Underwriting Agreement, dated as of June 13, 2019 by and among the Company, Canaccord Genuity LLC, Roth Capital Partners, LLC, Daniel C. Allen, North Peak Capital Partners, L.P., North Peak Capital Partners II, L.P., SHSP Holdings, LLC, and Evercel Holdings, LLC (incorporated herein by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2019 (File No. 001-36280)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2019

Evercel, Inc.

	By:	/s/ Daniel Allen
Name: Daniel Allen
Title: President

SHSP Holdings, LLC

By: Corona Park Investment Partners, LLC

	By:	/s/ Daniel Allen
Name: Daniel Allen
Title: Manager

Corona Park Investment Partners, LLC

	By:	/s/ Daniel Allen
Name: Daniel Allen
Title: Managing Partner

/s/ Daniel Allen
Name: Daniel Allen

North Peak Capital Partners, L.P.

	By:	/s/ Michael Lorch
Name: Michael Lorch
Title: Chief Compliance Officer

North Peak Capital Partners II, L.P.

By:	/s/ Michael Lorch
Name: Michael Lorch
Title: Chief Compliance Officer

North Peak Capital Management, LLC

By:	/s/ Michael Lorch
Name: Michael Lorch
Title: Chief Compliance Officer